Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

06013237

May 5, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated May 4, 2006. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of two news releases dated May 5, 2006. These were filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

PROCESSED
MAY 1 1 2006
THOMSON
FINANCIAL

RECEIVED
2006 MAY -9 A 10:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dlw 5/9

Saskatchewan Wheat Pool Inc.

FOR CANADIAN DISTRIBUTION ONLY

For Immediate Release
May 4, 2006
Regina, Saskatchewan
Listed: SWP: TSX

UNDERWRITERS EXERCISE OVER-ALLOTMENT OPTION

Saskatchewan Wheat Pool Inc. ("Pool") announced today that a syndicate of underwriters exercised in whole their Over-Allotment Option to purchase 670,000 common shares at a price of $7.50. This option relates to the $50.25 million common share offering ("Common Shares") that closed on April 5, 2006. The closing with respect to the Over-Allotment Option is expected to occur on May 9, 2006 and is subject to customary closing conditions.

The Over-Allotment Option has a value of $5.025 million and net proceeds after the underwriter's fee are $4.824 million.

The Common Shares were sold to a syndicate of underwriters led by TD Securities Inc. that also included Genuity Capital Markets and National Bank Financial Inc. Upon closing of the Over-Allotment Option, the Pool will have 89,204,137 common shares outstanding.

This news release is not for dissemination in the United States or through United States newswire services. The Common Shares have not been nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares in the United States.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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Contact:
Colleen Vancha
Vice-President, Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
306-569-4782

Saskatchewan Wheat Pool Inc.

For Immediate Release
May 5, 2006
Regina, Saskatchewan
Listed: SWP:TSX

POOL COMMENDS FEDERAL GOVERNMENT'S SUPPORT FOR AGRICULTURE

Saskatchewan Wheat Pool Inc. (the "Pool") today acknowledged the importance of several agricultural initiatives in the Government of Canada's 2006 budget, announced earlier this week.

CEO and President Mayo Schmidt said the new government is showing a clear commitment to agriculture, with a total investment of $1.5 billion this year and $2 billion over two years to the farming sector.

"We are very pleased to see a strong direction by the new government to help farmers, rural communities and the agriculture industry as a whole. In addition to the new funding that will be directed to Canadian farmers, the government is supporting innovative programming such as a biofuels strategy that will generate real opportunities for diversification and growth within the agricultural industry," said Schmidt.

Agriculture highlights from the federal government's recent budget include:

- $755 million in accelerated payments under the Grains and Oilseeds payment program.
- $1.5 billion to be provided this year, including $500 million for farm support, plus a one-time investment of $1 billion to assist farmers in the transition to more effective programming for farm income stabilization and disaster relief.
- A commitment to replace the Canadian Agricultural Income Stabilization (CAIS) program with a more effective program for farm income stabilization and disaster relief.
- Funding in support of biofuels and diversification strategies.
- New programming in support of the agri-food industry to develop new market opportunities.

The Pool is committed to developing a solid working relationship with the federal government and will look for opportunities to provide insight and knowledge on immediate and long-term agricultural strategies, as well as policies and legislation that may be introduced by the government.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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Contact: Colleen Vancha, Vice-President,
Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
306-569-4782

Saskatchewan Wheat Pool Inc.

For Immediate Release
May 5, 2006
Regina, Saskatchewan
Listed: TSX
Symbol: SWP

Pool Redeems 12% Senior Subordinated Notes

Saskatchewan Wheat Pool Inc. (the "Pool") announced today it has redeemed in full $150 million of 12% Senior Subordinated Notes (the "Notes") using cash generated from a $100 million 8% Senior Unsecured Notes offering that closed on April 6, 2006, a $50.25 million Common Share offering that closed on April 5, 2006 and working capital. The total redemption price of the Notes including principal, premium and accrued interest is $153,345,000.

The Notes, formerly due November 29, 2008, were issued under a trust indenture between the Pool and CIBC Mellon Trust Company (the "Trustee") dated March 13, 2003. Because of the termination of this trust indenture Saskatchewan Wheat Pool Inc. is now free to move to a traditional governance model more typical of publicly held companies. As such, the duties of the Lead Director will be re-assumed by the Chair of the Board.

Terry Baker, Chair of the Board holds a non-management director position and has served on the Pool's Board of Directors since 2001. He is Chair of the Board of Directors of the Institute of Agricultural Rural and Environmental Health and Vice-Chair of the Crop Nutrients Council. Mr. Baker holds a civil engineering degree from the University of Saskatchewan and has recently completed the Directors Education Program of the Institute of Corporate Directors.

Douglas Kitchen, who was Lead Director and Vice-Chair, will continue to fulfill his directorship duties as Vice-Chair of the Board. Mr. Kitchen is from Nashville, Tennessee and is the Managing Director of Rosenthal Collins, a major futures clearing and execution firm and foreign exchange dealer in Chicago. He joined the Pool's Board in July 2000 as an outside advisor. Mr. Kitchen is Vice-Chair of the Board of the National Futures Association, the regulatory agency for the futures industry in the United States. He is a graduate of Kansas State University with specialties in agriculture and business, and is a Trustee of the Kansas State University Foundation.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

-30-

Contact:
Colleen Vancha, Vice-President
Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
(306) 569-4782
www.swp.com